UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026 No.1

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 4, 2026, the Registrant Announced its Participation in May and
June Investor Conferences

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 4, 2026	By: /s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower Semiconductor to Participate in May and June Investor Conferences

MIGDAL HAEMEK, Israel, May 4, 2026 – Tower Semiconductor (NASDAQ/TASE: TSEM), a leading foundry of high-value analog semiconductor solutions, today announced that company representatives will participate in several upcoming investor conferences in May and June:

•	The 27th Annual Oppenheimer Israeli Conference in Tel Aviv on Monday, May 18

•	The 54th Annual TD Cowen Technology, Media & Telecom Conference in New York on Wednesday, May 27

•	The 23rd Annual Craig-Hallum Institutional Investor Conference in Minneapolis on Thursday, May 28

•	The 2026 Mizuho Global Tech Conference in New York on Tuesday and Wednesday, June 9–10

There will be an opportunity for investors to meet one-on-one with company representatives at these conferences. Interested investors should contact the conference organizers or email the investor relations team at towersemi@kcsa.com.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor currently owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

Contact Information:
Liat Avraham
Investor Relations
liatavra@towersemi.com | +972 4 650 6154

David Hanover
KCSA Strategic Communications
towersemi@kcsa.com | 212-682-6300